September 24, 2004



Mail-Stop 0408
Via facsimile and U.S. Mail
Mr. James S. Hamman, Jr.
Executive Vice-President, General Counsel and Secretary
Calamos Asset Management, Inc.
1111 E. Warrenville Road
Naperville, Illinois 60563

	Re: Calamos Asset Management, Inc.
                   Amendment No. 1 to Form S-1
	       File No. 333-117847
                   Filed September13, 2004


Dear Mr. Hamman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


General
1. The Company`s failure to include key information in this amendment, such as the number of shares being sold, a pricing range for their sale, the percentage of the Company being sold, the cost to terminate EAU Plan, no final management services agreement, no future employment agreements with the senior managers and twenty-two missing exhibits may result in the staff requiring significant time after the filing of the next amendment to provide you with our comments, and we may have significant comments and there may be many of them pertaining to any part of the registration statement.
2. The current disclosures do not appear to address the distribution of current profits. Please revise the summary to indicate under "Reorganization" how it will be determined who is entitled to the current profits, i.e., profits in the year in which the reorganization occurs.

Summary
Our Company
3. Revise the narrative after the penultimate paragraph to indicate the Company initiated paying supplemental compensation payments to selling agents and the date when that activity began. In addition, disclose the aggregate compensation paid to selling agents in the years ended December 31, 2001, December 31, 2003 and the period ending June 30, 2004 as well as the portion that was supplemental compensation during each of these periods.

Reorganization
4. With regard to your previous response number 9, please reconcile your answer that the Calamos Family Partners will not derive any revenues from the Company with the disclosure that the Company will lease the future headquarters from Calamos Family Partners as well as the yet to be filed Exhibit 10.9 (Management Services Agreement). If Calamos Family Partners will derive future revenues from the Company, provide disclosures of the nature and expected dollar amounts of such revenues.

The Offering
Use of Proceeds
5. We note your response that the Company plans to spend $30 million for equipping the new headquarters prior to moving in mid-2005. Please advise us why this is not a partial use of the proceeds from this offering. In addition, please disclose the other expected working capital uses.

Related to Our Industry
Our business and operations ...
6. Revise the first narrative to use the penultimate sentence in the first paragraph as the caption. In addition, delete the broad discussion of how the Company is regulated to instead discuss the various material proposed or recently enacted regulations that have or could materially effect the business model of the Company. In addition, the Company`s response did not address the question as to whether or not any clients or company personnel "engaged in" any late trading or market timing activities. If so, please advise us of the details.

Our profit margins ...
7. Revise to use the second sentence as the caption. In addition, disclose the Company`s fee structure as it compares to others in the industry.

12b-1 fees
8. Revise to disclose that if 12b-1 fees are eliminated the Company would have to write-off its deferred sales commissions and recognize an expense of $58.6 million at June 30, 2004.



Soft dollars
9. Noting the Company has eliminated the risk factor, and with a view towards adding another risk factor, supplementally advise the staff if the Company has any arrangements or has steered any business to brokerage firms for promoting its funds as part of deals known in the industry as "revenue sharing" or "shelf space". If so, advise us as to the brokerages involved and the amount of commissions received by each brokerage. In addition, advise us if the funds disclosed these type arrangements with their clients and, if so, provide us with a sample of such disclosure.

Third-party distribution
10. Supplementally advise the staff if any of the referred to "third-party vendors" are brokerage firms or selling agents used by the Company.

Use of Proceeds
11. Revise to include the information requested by Comment 4 above.

MD&A.
Year ended 12/31 03
12. The explanation for the increase in net purchases discloses no changes in the compensation (fees and commissions) paid to attract those purchases. If true, indicate no changes in the compensation rates occurred from the year ended 12/31/02 or otherwise disclose any such changes.
13. Revise to make similar disclosures in the "Revenue" and "Operating Expenses" sections that follow.

Year ended 12/31/02
14. Make disclosures in the appropriate sections consistent with comments 11-12.

Liquidity and Capital Resources
15. Revise the second paragraph on page 56. We note the paragraph is referring to amortization, not cash flows or the balance sheet. Revise accordingly.
16. Noting the cash used for construction payments in the third paragraph on page 56, supplementally advise the staff of the arrangement for the new headquarters, such as, how much is owed to complete, when will it be complete, who will pay the remaining costs, will the Company then lease the building and what will be the costs to the Company.

Business
Business Strategy
17. Supplementally advise us if the funds` reports to holders disclose that the funds engage in portfolio hedging activities and, if so, provide us with an example of such disclosure.

Certain U.S. Federal Tax Considerations for Non-U.S. Holders - page
101
18. We continue to believe that if you have tax information for non-U.S. holders, you should balance this section with a comparable section for U.S. holders.

Underwriting
19. Revise to disclose the present intentions of those participating in the Directed Share program as to how many shares they intend to purchase.

Accounting Comments
General
20. Please include a signed and currently dated accountants` consent in further pre-effective amendments.

Summary Historical and Pro Forma Consolidated Financial and Other Data
- page 9
21. In your response to our prior comments 64 and 67 related to pro forma earnings per share you state that disclosures had been revised pursuant to our comments. We note that the requested disclosures are incomplete and accordingly reissue our prior comments.





Notes to Pro Forma Consolidated Financial Statements - page 36
22. We continue to await your presentation of pro forma financial information based upon factually supportable adjustments as required by Rule 11-02 of Regulation S-X. We may have further comments.

23. We note your response to our prior comment 70. Please revise note
(3) to explain how you determined the amounts of each of the adjustments directly attributable to the Real Estate Distribution that are factually supportable and expected to have a continuing impact. Explain why you expect to reduce employee compensation and benefits as a result of the Real Estate Distribution.
24. We note your response to our prior comment 73 and the revised disclosure on page 36. Supplementally explain to us how you determined the "recharacterization of compensation in the form of equity distributions to owners" in the amount of $1.6 million to be (i) directly attributable to the transaction, (ii) expected to have a continuing impact on your operating results, and (iii) factually supportable.

Management`s Discussion and Analysis of Financial Condition and Results of Operations
Investment Products - Mutual Funds - page 41
25. For each class of shares of the open-end funds, please revise to separately disclose Rule 12b-1 distribution fee and shareholder service fee percentages received by you and paid to third-party selling agents.
26. We note that you make annual payments of 1% of Class C share assets under management to third party selling agents. Given that distribution fees are capped at 0.75% of assets under management, describe the services that the third-party selling agents are performing on a continuing basis that entitles them to participate in the shareholder service fee.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 Operating Expenses - page 52
27. We note your revised disclosures on page 52 that Class C shares do not generate a distribution expense in the first year. Please revise to explain how you account for the retained Rule 12b-1 fees and upfront paid sales commissions in the first year.
28. Please revise to individually quantify and comprehensively discuss the impact of growth of open-end fund assets under management and the aging of Class C shares on the 183% increase in distribution expense.


Recently Issued Accounting Pronouncements - page 60
29. We note your revised disclosures and responses to our prior comments 83-86.Your reliance on redemption rights to not consolidate Calamos Multi-Strategy, L.P. prior to the amendment of the limited partnership agreement in 2004does not appear to meet the "important rights" criteria specified in paragraph 9 of SOP 78-9. Please revise to specify the 2004 amendment date and consolidate the results of Calamos Multi-Strategy, L.P. for all periods prior to this amendment date, or advise us.

Note 2 - Summary of Accounting Policies- Revenue Recognition - page F-
9
30. We note your revised disclosures in response to our prior comment
99. Supplementally confirm that the recorded Rule 12b-1 fee revenue does not materially differ from the actual receipt of Rule 12b-1 fees and your current accounting complies with the guidance provided in EITF 85-24.
31. Supplementally tell us how you determined that gross revenue recognition is appropriate for each component of the Rule 12b-1 fees, i.e. distribution fees and shareholder service fees. Tell us who you believe the customer is in each arrangement and explain how you made this determination.

 - Investments in Partnerships - page F-9
32. We note your revised disclosure in response to our prior comment
88. Please revise to describe how you accounted for the sale of your investment in Calamos Hedge Fund, L.P.
33. Please revise footnote 1 to also identify non-corporate entities that are included in your consolidated financial statements.

Other Comments
34. Several of your responses regarding Investment Company issues have been forwarded to the Division of Investment Management for their review. If there are additional comments, we will forward those to you upon our receipt.
35. With regard to the issue of "naked shorts" as discussed in the Underwriting section and your response that naked shorts may be used to "facilitate an orderly distribution by creating buying power", supplementally advise us how the use of naked shorts accomplishes this. In addition, advise us if your underwriters have previously sold naked shorts in an IPO and, if so, provide us with an explanation/illustration as to how that supported the price. We may have further comment.

Closing Comment

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Angela Jackson at (202) 942-2865 or Amit Pande at (202) 942-2952. All other questions may be directed to Michael Clampitt at (202) 942-1772 or to me at (202) 942-2889.

						Sincerely,



						William Friar
						Senior Financial Analyst



Calamos Asset Management, Inc.
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